TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

Mueller's earnings in the third quarter of 2000 declined due to increased raw material costs, which we were unable to recover in the selling prices of our products. Net income for the third quarter was $19.3 million, or 50 cents per diluted share, compared with $26.3 million, or 66 cents per diluted share, for the same quarter of 1999.

Net sales for the third quarter totaled $296.0 million, an increase of 2.8 percent over net sales of $287.9 million for the comparable 1999 period.

For the nine months year-to-date, net income was $75.6 million compared with $73.5 million during the same period in 1999. On a pre-tax basis, year-to-date earnings increased more than 12 percent to $119.9 million, but higher effective tax rates (36.9 percent versus 31.2 percent) offset pre-tax earnings improvement. Earnings per diluted share for the first nine months of 2000 were $1.97, an increase of 6.5 percent over the $1.85 reported a year ago. Year-to-date, net sales were $926.9 million, an increase of 6.7 percent over net sales of $869.1 million in the 1999 period.

Mueller ended the quarter in excellent financial shape with $135 million in cash on hand and a very comfortable 17.6 percent debt-to-total-capitalization ratio.

During the third quarter, our manufacturing operations performed well. Also, our capital investment programs are on schedule and on budget. In Wynne, Arkansas, we have installed the equipment and systems specified in our tube mill modernization project. The transition to this new equipment should produce benefits in the fourth quarter and beyond. Our European copper tube mill modernization program is scheduled for completion by the end of 2001, and by early 2001, a horizontal continuous caster should be operational at our brass rod mill in Port Huron, Michigan.

Demand for our products, which is largely tied to housing and construction markets, continues to be good despite reports that new home starts may decline by 6 to 8 percent from the torrid pace of 1999. On the other hand, 30-year mortgage rates have recently declined from a high of 8.64 percent in May to 7.83 percent currently . We welcome lower rates, as past experience shows a strong correlation between mortgage rates and the vibrancy of Mueller's business.

Through early October 2000, Mueller acquired 2.1 million shares of its common stock under a four-million-share repurchase authorization. Our Board of Directors has expanded and extended this authorization to repurchase a total of ten million shares through October 2001.

Over the past month, the stock market has been particularly volatile, and Mueller's stock price has declined along with many others. However, the vagaries of the stock market have not altered our Company's business philosophy or objectives. We are committed to being a world-class manufacturing company which provides our customers with outstanding service. We relentlessly focus on enhancing intrinsic value which we are confident will benefit our customers, stockholders, and employees.


Sincerely,

/S/HARVEY L. KARP                     /S/WILLIAM D. O'HAGAN
Harvey L. Karp                        William D. O'Hagan
Chairman of the Board                 President and Chief Executive Officer

October 10, 2000

HISTORICAL ANALYSIS (1994-2000) OF QUARTERLY
EARNINGS BEFORE TAX AND EARNINGS PER SHARE

Mueller's earnings have grown substantially over the past six years. In the third quarter of 2000, our Company earned $30.6 million before tax, compared with $12.0 million for the same quarter of 1994, an increase of 155 percent. Diluted earnings per share have risen 127 percent, from 22 cents to 50 cents.

[GRAPH]

THIRD QUARTER DILUTED EARNINGS PER SHARE

     1994             $0.22
     1995              0.30
     1996              0.41
     1997              0.46
     1998              0.47
     1999              0.66
     2000              0.50

EARNINGS BEFORE TAX (millions)
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $  6.7       $  9.1       $ 12.0       $ 13.0       $ 40.8
1995               14.7         15.6         17.0         17.2         64.5
1996               19.3         20.1         23.4         25.6         88.4
1997               23.1         23.6         25.8         28.3        100.8
1998               28.5         29.0         26.1         25.7        109.3
1999               31.2         37.4         38.2         38.9        145.7
2000               42.1         47.2         30.6

Diluted Earnings Per Share
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $ 0.10       $ 0.14       $ 0.22       $ 0.25       $ 0.71
1995               0.27         0.28         0.30         0.32         1.17
1996               0.34         0.36         0.41         0.46         1.57
1997               0.40         0.42         0.46         0.50         1.78
1998               0.49         0.50         0.47         0.45         1.90
1999               0.55         0.64         0.66         0.66         2.51
2000               0.69         0.78         0.50

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                               For the Quarter Ended
                                    September 23, 2000      September 25, 1999
Net sales                                $   295,979             $   287,880

Cost of goods sold                           234,063                 216,341
Depreciation and amortization                  9,238                   9,268
Selling, general, and
   administrative expense                     22,437                  23,162
                                          ----------              ----------
Operating income                              30,241                  39,109

Interest expense                              (2,207)                 (3,078)
Other income, net                              2,554                   2,143
                                          ----------              ----------
Income before income taxes                    30,588                  38,174
Income tax expense                           (11,281)                (11,834)
                                          ----------              ----------

Net income                               $    19,307             $    26,340
                                          ==========              ==========

Earnings per share:

Basic:
Weighted average shares outstanding           34,439                  35,683
                                          ==========              ==========

Basic earnings per share                 $      0.56             $      0.74
                                          ==========              ==========

Diluted:
Weighted average shares outstanding
   plus assumed conversions                   38,275                  39,814
                                          ==========              ==========

Diluted earnings per share               $      0.50             $      0.66
                                          ==========              ==========













MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                              For the Nine Months Ended
                                    September 23, 2000      September 25, 1999
Net sales                                $   926,912             $   869,062

Cost of goods sold                           708,370                 658,421
Depreciation and amortization                 27,519                  27,606
Selling, general, and
   administrative expense                     71,547                  74,229
                                          ----------              ----------
Operating income                             119,476                 108,806

Interest expense                              (7,130)                 (9,086)
Other income, net                              7,509                   7,093
                                          ----------              ----------
Income before income taxes                   119,855                 106,813
Income tax expense                           (44,220)                (33,345)
                                          ----------              ----------

Net income                               $    75,635             $    73,468
                                          ==========              ==========

Earnings per share:

Basic:
Weighted average shares outstanding           34,582                  35,772
                                          ==========              ==========

Basic earnings per share                 $      2.19             $      2.05
                                          ==========              ==========

Diluted:
Weighted average shares outstanding
   plus assumed conversions                   38,449                  39,751
                                          ==========              ==========

Diluted earnings per share               $      1.97             $      1.85
                                          ==========              ==========













MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                    September 23,2000       December 25, 1999
ASSETS
Cash and cash equivalents                $   135,144        $   149,454
Accounts receivable, net                     184,110            167,858
Inventories                                  125,083            119,644
Other current assets                          11,740              3,790
                                          ----------         ----------
     Total current assets                    456,077            440,746

Property, plant, and equipment, net          361,059            347,846
Other assets                                 122,474            115,488
                                          ----------         ----------
                                         $   939,610        $   904,080
                                          ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt        $    23,994        $    31,012
Accounts payable                              50,067             49,958
Other current liabilities                     72,536             72,091
                                          ----------         ----------
     Total current liabilities               146,597            153,061

Long-term debt                               107,401            118,858
Other noncurrent liabilities                  68,251             62,377
                                          ----------         ----------
     Total liabilities                       322,249            334,296

Minority interest in subsidiaries                297                354

Stockholders' equity                         617,064            569,430
                                          ----------         ----------
                                         $   939,610        $   904,080
                                          ==========         ==========















                                     -6-